TRINITY CAPITAL INC.

3075 West Ray Road

Suite 525

Chandler, Arizona 85226

January 27, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Investment Management

Attention: Anu Dubey and Lauren Hamilton

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trinity Capital Inc. Registration Statement on Form N-2 (File No. 333-251395)

Dear Ms. Dubey:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Trinity Capital Inc. (the “Registrant”) hereby requests acceleration of the effective date of the Registrant’s Registration Statement on Form N-2, as amended (File No. 333-251395), to 3:00 p.m. Eastern Time on January 28, 2021, or as soon thereafter as is practicable.

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If you have any questions concerning the foregoing, please contact Stephani M. Hildebrandt of Eversheds Sutherland (US) LLP, legal counsel to the Registrant, at (202) 383-0845.

Sincerely,

Trinity Capital Inc.

By:	/s/ Sarah Stanton

Name:	Sarah Stanton

Title:	General Counsel